Exhibit 99.3

CONSENT of QUALIFIED PERSON

To:	Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs/Mesdames:

Re:	Caledonia Mining Corporation Plc (the “Company”)
News release of the Company dated May 26, 2021 (the “News Release”)

I, Uwe Engelmann, hereby consent to the public filing by the Company of the technical report dated 17 May 2021 entitled “Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” (the “Technical Report”). I also consent to the use of and inclusion of reference to the Technical Report in the News Release and the use of any extracts from or summary of the Technical Report in the News Release or in other public disclosure by the Company.

I hereby confirm that I have read the News Release and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this May 26, 2021

S/U ENGELMANN

Uwe Engelmann

Director, Minxcon (Pty) Ltd